DESCRIPTION OF REGISTRANT’S SECURITIES

As of December 31, 2019, Cass Information Systems, Inc. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.50 per share.

The following summary of the Company’s common stock is subject to and qualified in its entirety by reference to, the Company’s Restated Articles of Incorporation, as amended (the “Articles”), and Second Amended and Restated Bylaws (the “Bylaws”). This summary does not relate to or give effect to the provisions of statutory or common law. For a complete description of the Company’s common stock, refer to the Articles, Bylaws and any applicable provisions of relevant law, including the applicable provisions of the General and Business Corporation Law of Missouri (the “MGBCL”) and federal law governing bank holding companies.

Authorized Shares

The Company’s authorized capital shares consists of 42,000,000 shares, of which 40,000,000 shares shall be common stock, par value $0.50 per share, and 2,000,000 shares shall be preferred stock, par value $0.50 per share. The Company’s board of directors has the power to set the terms of any series of preferred stock, including the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, redemption and others. There are no shares of preferred stock currently outstanding.

The Company’s common stock is listed on The Nasdaq Global Select Market.

Voting Rights

Holders of the common stock are entitled to one vote per share on all matters voted on by the shareholders, including the election of directors. The affirmative vote of a majority of the shares of common stock entitled to vote which are present in person or represented by proxy at a meeting of the Company’s shareholders is required to elect directors and act on any other matters properly brought a meeting of the Company’s shareholders, subject to certain limited exceptions as may be set forth in the MGBCL. In addition, the Articles and Bylaws of the Company provide that the affirmative vote of no less than 75% of the outstanding shares of common stock is required to amend the Bylaws absent a vote of the board of directors; approve a merger or consolidation with a holder of more than 5% of the Company’s equity securities; authorize a sale or lease of all or substantially all of the Company’s assets to a holder of more than 5% of the Company’s equity securities; authorize the dissolution of the Company; or remove a director for cause.

The Company’s common stock does not have cumulative voting rights.

Preemptive and Other Rights

The common stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Dividends

Holders of the Company’s common stock are entitled to share ratably in dividends when and if declared by the Company’s board of directors from funds legally available for the dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of preferred stock that may be outstanding, holders of the common stock will share ratably in all assets legally available for distribution to the Company’s shareholders in the event of a dissolution of the Company.

Classification of the Board

The Company’s board of directors is divided into three classes, as equal in number of directors as possible, and the term of office of each director shall be three years.

Certain Anti-Takeover Matters

The Articles and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts. These provisions include the following:

Advance Notice Requirements

The Bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Company’s shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of the Company’s shareholders. The notice must contain certain information specified in the Bylaws.

No Ability of Shareholders to Call Special Meetings

Neither the Articles nor the Bylaws authorize holders of common stock to call a special meeting of the Company’s shareholders.

Amendment of Bylaws

Amendments of the Bylaws require the approval of either at least 75% of the outstanding shares entitled to vote or at least 70% of the board of directors.

Classified Board of Directors

The terms of the Company’s directors are staggered so that each year, the term of only one class of directors expires. Staggering directors’ terms makes it more difficult for a potential acquirer to seize control of a target company through a proxy contest, even if the acquirer controls a majority of the Company’s stock, because only one-third of the directors stand for election in any one year.

Removal of Directors

A director may be removed from the board of directors only for cause and only upon the affirmative vote of at least 75% of the shares entitled to vote.

Related Person Transactions

The affirmative vote of no less than 75% of the outstanding shares of common stock is required to approve a merger or consolidation with a holder of more than 5% of the Company’s equity securities or a sale or lease of all or substantially all of the Company’s assets to a holder of more than 5% of the Company’s equity securities.

In addition to the above, if at any time while any person is the beneficial owner of 20% or more of the Company’s voting power (a “Related Person”) the Company submits to its shareholders any plan of merger or other business combination or any proposal for the sale of all or substantially all of the assets of the Company, holders of shares who do not vote in favor of such proposal are entitled to receive from the Company cash in an amount equal to the greater of (i) the highest price at which the Related Person acquired any shares of the Company within the prior 24 months; and (ii) the highest price at which any shares of the Company were traded on the market during the prior 24 months, subject to the terms and conditions set forth in the Bylaws.

The Bylaws prohibit the Company from repurchasing its shares from a holder of at least 5% of the voting power of the Company at a price greater than the average price paid by such holder for its shares during the prior 24 months unless the repurchase is approved by a majority of shares held by disinterested shareholders. These provisions do not apply to repurchases made by the Company if the repurchase is offered to all shareholders on the same terms and conditions, or repurchases made pursuant to the Company’s stock repurchase or employee benefit plans, among others.